Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
PRICING SUPPLEMENT
January 14, 2016
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Stock-Linked Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes

▶ $4,187,000 Autocallable Contingent Income Barrier Notes linked to the common stock of Apple Inc. (the "Reference Stock")

▶ Maturity of 1 year if not called prior to maturity

▶ Quarterly contingent coupon payments at a rate of 2.905% (equivalent to 11.62% per annum) payable if the closing price of the reference stock on the applicable coupon observation date is greater than or equal to 80% of its initial price

▶ Callable quarterly at the principal amount plus the applicable contingent coupon on or after April 15, 2016 if the closing price of the reference stock is at or above its initial price

▶ If the Notes are not called and the Reference Stock declines by more than 20%, you will receive shares of the Reference Stock; in that case, there is full exposure to declines in the Reference Stock and you will lose all or a portion of your principal amount.

▶ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-13 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $967 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000	$15	$985
Total	$4,187,000	$62,805	$4,124,195

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-13 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes



This pricing supplement relates to a single offering of Autocallable Contingent Income Barrier Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the common stock of Apple Inc. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Apple Inc. (NASDAQ symbol: AAPL)
Trade Date:	January 14, 2016
Pricing Date:	January 14, 2016
Original Issue Date:	January 20, 2016
Final Valuation Date:	January 17, 2017, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	January 20, 2017. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	If the Official Closing Price of the Reference Stock is at or above the Initial Price on any Coupon Observation Date, the Notes will be automatically called, and you will receive the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.
Coupon Observation Dates:	April 15, 2016, July 15, 2016, October 17, 2016 and the Final Valuation Date, each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Coupon Payment Dates:	April 20, 2016, July 20, 2016, October 20, 2016 and the Maturity Date, each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Payment Dates:	April 20, 2016, July 20, 2016, October 20, 2016 and the Maturity Date, each subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Contingent Coupon Rate:	2.905% per quarter (equivalent to 11.62% per annum)
Contingent Coupon:	***If the Official Closing Price of the Reference Stock is greater than or equal to the Coupon Trigger on any Coupon Observation Date,*** you will receive the Contingent Coupon of $29.05 per $1,000 in Principal Amount on the applicable Coupon Payment Date. ***If the Official Closing Price of the Reference Stock is less than the Coupon Trigger on any Coupon Observation Date,*** the Contingent Coupon applicable to such Coupon Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date. *You may not receive any Contingent Coupon Payments over the term of the Notes.*
Coupon Trigger:	$79.62, which is 80% of the Initial Price (rounded to two decimal places).
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.

Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a payment on the Maturity Date, calculated as follows:
	■ **If the Final Return is greater than or equal to -20%**:
	$1,000 + final Contingent Coupon.
	■ **If the Final Return is less than -20%**:
	The Physical Delivery Amount in shares of the Reference Stock.
	If the Final Price of the Reference Stock is less than the Barrier Price, you may lose up to 100% of the Principal Amount.
Physical Delivery Amount:	A number of shares of the Reference Stock calculated by dividing the Principal Amount by the Initial Price of the Reference Stock. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Price of the Reference Stock. The Physical Delivery Amount is subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Barrier Price:	$79.62, which is 80% of the Initial Price (rounded to two decimal places).
Final Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:	$99.52, which was the Official Closing Price of the Reference Stock on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Stock on the Final Valuation Date.
Official Closing Price:	The closing price of the Reference Stock on any scheduled trading day as determined by the calculation agent based upon the value displayed on the Bloomberg Professional® service page "AAPL UQ <EQUITY>", any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
CUSIP / ISIN:	40433UGF7 / US40433UGF75
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This pricing supplement relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Stock, you should not construe that fact as a recommendation as to the merits of acquiring an investment in the Reference Stock or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Stock-Linked Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

‣ Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm

‣ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

‣ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Price of the Reference Stock is at or above the Initial Price on any Coupon Observation Date. If the Notes are automatically called, investors will receive on the corresponding Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to 100% of the Principal Amount, together with the applicable Contingent Coupon.

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of the Reference Stock on the applicable Coupon Observation Date is greater than or equal to the Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate is 11.62% per annum ($29.05 per $1,000 in Principal Amount per quarter, if payable).

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a payment equal to the Final Settlement Value determined as follows:

- **If the Final Return is greater than or equal to -20%**:

 $1,000 + final Contingent Coupon

- **If the Final Return is less than -20%**:

The Physical Delivery Amount in shares of the Reference Stock.

If the Final Price of the Reference Stock is less than the Barrier Price, you may lose up to 100% of the Principal Amount.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Price of the Reference Stock will be at or above the Coupon Trigger on each Coupon Observation Date, and if not, the Final Price of the Reference Stock will be at or above the Barrier Price.

▸ You seek a quarterly Contingent Coupon, based on the performance of the Reference Stock, that will be paid at the Contingent Coupon Rate if the Official Closing Price of the Reference Stock is greater than or equal to the Coupon Trigger on the applicable Coupon Observation Date.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Stock.

▸ You are willing to receive shares of the Reference Stock as payment on the Notes if a Trigger Event occurs and the Final Price is below the Initial Price.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Reference Stock on a 1-to-1 basis if the Final Return is less than -20%.

▸ You are willing to lose up to 100% of the Principal Amount.

▸ You are willing to hold Notes that will be automatically called on any Coupon Observation Date beginning on April 15, 2016 on which the Official Closing Price of the Reference Stock is at or above the Initial Price, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to be exposed to the possibility of early redemption.

▸ You are willing to forgo guaranteed interest payments on the Notes, and dividends or other distributions paid on the Reference Stock.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Price of the Reference Stock will be below the Coupon Trigger on each Coupon Observation Date, including the Final Valuation Date, and the Final Price of the Reference Stock will be below the Barrier Price.

▸ You believe that the Contingent Coupon, if any, will not provide you with your desired return.

▸ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Stock.

▸ You are unwilling to receive shares of the Reference Stock as payment on the Notes if a Trigger Event occurs and the Final Price is below the Initial Price.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Reference Stock on a 1-to-1 basis if the Final Return is less than -20%.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Coupon Observation Date beginning on April 15, 2016 on which the Official Closing Price of the Reference Stock is at or above the Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You are unwilling to be exposed to the possibility of early redemption.

▸ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Reference Stock.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the Reference Stock. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose your entire initial investment.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Notes are not automatically called and the Final Price of the Reference Stock is less than the Barrier Price, we will pay you in shares of the Reference Stock. In that case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Final Return is less than -20%. You may lose up to 100% of your investment at maturity.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of the Reference Stock on a Coupon Observation Date is less than the Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date. If on each of the Coupon Observation Dates, the Official Closing Price of the Reference Stock is less than the Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the notes is limited to the principal amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Reference Stock.

For each $1,000 in principal amount of the Notes, you will receive $1,000 at maturity plus the final Contingent Coupon if the Final Price of the Reference Stock is equal to or greater than the Barrier Price, regardless of any appreciation in the price of the Reference Stock, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the Notes.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Contingent Coupon and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If the Physical Delivery Amount will be paid on the Notes, you will be subject to the price fluctuation of the Reference Stock after the Final Valuation Date.

If the Final Price of the Reference Stock is less than the Barrier Price, we will deliver to you at maturity the Physical Delivery Amount in shares of the Reference Stock. The value of those shares may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Reference Stock or that there will be liquidity in that trading market.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you may receive coupon payments could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Stock and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the price of the Reference Stock at any time other than the Coupon Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Reference Stock on the Coupon Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Stock is greater than or equal to the Coupon Trigger during the term of the Notes other than on a Coupon Observation Date but then decreases on that Coupon Observation Date to a price that is less than the Coupon Trigger, the Contingent Coupon will not be payable for that Coupon Observation Date. Similarly, if the Notes are not called, even if the price of the Reference Stock is greater than or equal to the Barrier Price during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Barrier Price, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Stock prior to such decrease. Although the actual prices of the Reference Stock on the Maturity Date or at other times during the term of the Notes may be higher than the price on

the Coupon Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Prices of the Reference Stock on the applicable Coupon Observation Dates.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock relative to the Initial Price. We cannot predict the Official Closing Price of the Reference Stock on any Coupon Observation Date or the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stock or return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical Reference Stock performances. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Initial Price: $100*

▸ Hypothetical Barrier Price: $80, 80% of the Initial Price

▸ Hypothetical Coupon Trigger: $80, 80% of the Initial Price

▸ Contingent Coupon Rate: 11.62% per annum (2.905% for each quarter in which it is payable). If the Official Closing Price of the Reference Stock on *every* Coupon Observation Date is greater than or equal to the Coupon Trigger, the Contingent Coupon paid over the term of the Notes would total $116.20 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Price of $100 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price. The actual Initial Price of the Reference Stock is set forth on page PS-3 above.

Summary of the Examples

	Notes Are Called on a Coupon Observation Date	Notes Are Not Called on Any Coupon Observation Date	
	Example 1	Example 2	Example 3
Initial Price	$100	$100	$100
Barrier Price	$80	$80	$80
Coupon Trigger	$80	$80	$80
Official Closing Price / Percentage Change on the First Coupon Observation Date	$85/-15%	$75/-25%	$75/-25%
Official Closing Price / Percentage Change on the Second Coupon Observation Date	$90/-10%	$85/-15%	$70/-30%
Official Closing Price / Percentage Change on the Third Coupon Observation Date	$105/5%	$75/-25%	$75/-25%
Official Closing Prices / Percentage Changes on the Final Valuation Date	N/A	$80/-20%	$60/-40%
Contingent Coupon Payment Amounts over the Term of the Notes	3 x $29.05 = $87.15	2 x $29.05 = $58.10	0 x $29.05 = $0.00
Principal Amount Payment if Notes are Called	$1,000	N/A	N/A
Principal Amount Payment at Maturity	N/A	$1,000	$1,000 + $1,000 x -40% = $600.00**
Return of the Notes	8.715%	5.81%	-40.00%

** If the Final Price is less than the Barrier Price, we will pay you 10 shares of the Reference Stock. The value of the 10 shares is based on the Final Price of the Reference Stock.

Example 1—**The Official Closing Price of the Reference Stock on the third Coupon Observation Date is greater than or equal to the Initial Price and the Reference Stock closed at or above the Coupon Trigger on the two prior Coupon Observation Dates.**

Because the Official Closing Price of the Reference Stock on the third Coupon Observation Date is at or above the Initial Price, the Notes will be called and you will receive $1,029.05 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payments of $58.10 received in respect of the prior Coupon Observation Dates, we will have paid you a total of $1,087.15 per Note, resulting in a 8.715% return on the Notes.

Example 2— **The Notes are not called, the Final Price of the Reference Stock is greater than or equal to the Barrier Price, and the Reference Stock closed at or above the Coupon Trigger on two of the four Coupon Observation Dates.**

Because the Final Price of the Reference Stock is greater than or equal to the Barrier Price, you will receive $1,000 per $1,000 in Principal Amount plus the final Contingent Coupon, calculated as follows:

Payment at Maturity = $1,000 + $29.05 = $1,029.05

When added to the Contingent Coupon payment of $29.05 received in respect of prior Coupon Observation Dates, we will have paid you a total of $1,058.10 per Note, resulting in a 5.81% return on the Notes.

Example 3— **The Notes are not called, the Final Price of the Reference Stock is less than the Barrier Price, and the Reference Stock did not close at or above the Coupon Trigger on any Coupon Observation Date.**

Because the Final Price of the Reference Stock is less than the Barrier Price, you will receive $600 per $1,000 in Principal Amount, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

= ($60.00 – $100.00) / $100.00= -40.00%

Final Settlement Value = Principal Amount/Initial Price of the Reference Stock.

= $1,000/$100 = 10 shares of the Reference Stock

The value of these shares based on the Final Price of the Reference Stock is $600.00. Because there was no Contingent Coupon payable in respect of the prior Coupon Observation Dates, we will pay you a total of $600.00, resulting in a -40.00% return on the Notes.

If the Notes are not called and the Final Price of the Reference Stock is less than the Barrier Price, you will be exposed to any decrease in the price of the Reference Stock on a 1:1 basis and could lose up to 100% of your principal at maturity.

INFORMATION RELATING TO THE REFERENCE STOCK

Description of Apple Inc.

Apple Inc. has stated in its filings with the SEC that it designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals and networking solutions. The company sells its products through its online stores, its retail stores, its direct sales force, third-party wholesalers and resellers. Information filed by AAPL with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-10030 or its CIK Code: 320193.

Historical Performance of Apple Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of the Reference Stock for each quarter in the period from January 1, 2008 through January 14, 2016. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$28.30	$17.02	$20.50	March 30, 2012	$88.23	$57.86	$85.65
June 30, 2008	$27.14	$20.50	$23.92	June 29, 2012	$90.89	$75.73	$83.43
September 30, 2008	$25.65	$15.04	$16.24	September 28, 2012	$100.30	$82.13	$95.30
December 31, 2008	$16.24	$11.50	$12.19	December 31, 2012	$95.92	$72.80	$76.02
March 31, 2009	$15.70	$11.17	$15.02	March 28, 2013	$78.43	$60.01	$63.24
June 30, 2009	$20.68	$15.02	$20.35	June 28, 2013	$66.26	$55.79	$56.65
September 30, 2009	$26.59	$19.34	$26.48	September 30, 2013	$72.53	$56.65	$68.11
December 31, 2009	$30.23	$25.84	$30.10	December 31, 2013	$81.44	$68.11	$80.15
March 31, 2010	$33.69	$27.44	$33.57	March 31, 2014	$80.15	$71.40	$76.68
June 30, 2010	$39.15	$33.57	$35.93	June 30, 2014	$94.25	$73.99	$92.93
September 30, 2010	$41.76	$34.28	$40.54	September 30, 2014	$103.30	$92.93	$100.75
December 31, 2010	$46.50	$39.81	$46.08	December 31, 2014	$119.00	$96.26	$110.38
March 31, 2011	$51.88	$46.08	$49.79	March 31, 2015	$133.00	$105.99	$124.43
June 30, 2011	$50.43	$45.05	$47.95	June 30, 2015	$132.65	$124.25	$125.43
September 30, 2011	$59.06	$47.95	$54.47	September 30, 2015	$132.07	$103.12	$110.30
December 30, 2011	$60.32	$51.94	$57.86	December 31, 2015	$123.81	$105.26	$105.26
				January 14, 2016*	$105.35	$96.45	$99.52

* This document includes, for the first calendar quarter of 2016, data for the period from January 1, 2016 through January 14, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2016.

The graph below illustrates the daily performance of the Reference Stock from January 1, 2008 through January 14, 2016 based on information from the Bloomberg Professional® service. The closing price of the Reference Stock on January 14, 2016 was $99.52. *Past performance of the Reference Stock is not indicative of its future performance.*



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this pricing supplement except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the final Coupon Observation Date and the Final Valuation Date. If a market disruption event exists with respect to the Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as short-term debt instruments for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Short-Term Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether the issuer of the Reference Stock would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the issuer of the Reference Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuer of the Reference Stock, and consult your tax advisor regarding the possible consequences to you if the issuer of the Reference Stock is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss on the receipt of cash upon maturity or an earlier sale or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be short-term capital gain or loss. Your tax basis in a Note generally will equal your cost of the Note. If upon maturity of the Notes, you receive shares of the Reference Stock (the "Underlying Shares") and cash in lieu of any fractional Underlying Share, you should generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of any fractional Underlying Share and the pro rata portion of your tax basis in the Notes that is allocable to such fractional Underlying Share, based on the amount of cash received and the fair market value of the Underlying Shares received. Although no assurances can be provided in this regard, you may generally expect not to recognize any gain or loss with respect to any Underlying Shares received. You should generally have a basis in the Underlying Shares equal to your tax basis in the Notes, other than any amount allocated to a fractional Underlying Share. The holding period for such Underlying Shares should start on the day after receipt. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. Additionally, recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017.

Foreign Account Tax Compliance Act. The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Pricing Supplement

General	PS-4
Payment on the Notes	PS-4
Investor Suitability	PS-6
Risk Factors	PS-7
Illustrative Examples	PS-10
Information Relating to the Reference Stock	PS-12
Events of Default and Acceleration	PS-13
Supplemental Plan of Distribution (Conflicts of Interest)	PS-13
Validity of the Notes	PS-13
U.S. Federal Income Tax Considerations	PS-14

Stock-Linked Underlying Supplement

Risk Factors	S-1
Additional Terms of the Notes	S-4
Information Regarding the Reference Stocks and the Reference Stock Issuers	S-10

Prospectus Supplement

Risk Factors	S-1
Pricing Supplement	S-8
Description of Notes	S-10
Use of Proceeds and Hedging	S-33
Certain ERISA Considerations	S-34
U.S. Federal Income Tax Considerations	S-37
Supplemental Plan of Distribution (Conflicts of Interest)	S-59

Prospectus

About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	6
Use of Proceeds	7
Description of Debt Securities	8
Description of Preferred Stock	19
Description of Warrants	25
Description of Purchase Contracts	29
Description of Units	32
Book-Entry Procedures	35
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	40
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58

HSBC USA Inc.

$4,187,000 Autocallable Contingent Income Barrier Notes Linked to the Common Stock of Apple Inc.

January 14, 2016

PRICING SUPPLEMENT